UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
              SECTIONS 55 THROUGH 65 OF THE INVESTMENT ACT OF 1940
          FILED PURSUANT TO SECTION 54() OF THE INVESTMENT ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:    BRONCO ENERGY FUND, INC.

Address of Principal Business Office:
                                 2920 N. Swan Road, Suite 207, Tucson, AZ  85712

Telephone Number, including area code:   (520) 319-6102

Commission File Number under the Securities Exchange Act of 1934:  000-29541

The following is the basis for the filing of this  notification  of  withdrawal:
The Company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities. Bronco Energy has become an operating company in the coal and energy industries. The date of the annual shareholders' meeting at which this vote was taken was February 6, 2006; the number of votes cast on this matter: 5,072,000 in favor of this change with no votes opposed to this change.

                                   SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in Tucson, Arizona on the 6th day of February, 2006.

BRONCO ENERGY FUND, INC.                                      Attest:

By:                                                      By:
/s/ Daniel Hodges                                        /s/ Kevin Sherlock
Name: Daniel Hodges                                      Name: Kevin Sherlock
Title:  Chairman                                         Title:  Secretary

--------------------------------------------------------------------------------



                                    COPY TO:
                               Donald Davis, Esq.
                               Davis & Associates
                                 P.O. Box 12009
                            Marina Del Rey, CA 90295

--------------------------------------------------------------------------------